UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 5)
NATIONAL HEALTH REALTY, INC.
(Name of the Issuer)
National HealthCare Corporation
National Health Realty, Inc.
NHC/OP, L.P.
Davis Acquisition Sub LLC
(Name of Person(s) Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
635905102
(CUSIP Number of Class of Securities)

Robert G. Adams	Donald K. Daniel
President and Chief Executive Officer	Senior Vice President & Controller
National HealthCare Corporation	National Health Realty, Inc.
100 Vine Street, Suite 1400	100 Vine Street, Suite 1402
Murfreesboro, Tennessee 37130	Murfreesboro, Tennessee 37130
(615) 890-2020	(615) 890-2020
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)
Copy to:

James J. Clark, Esq.	J. Chase Cole, Esq.
Susanna M. Suh, Esq.	Waller Lansden Dortch & Davis, LLP
Cahill Gordon & Reindel LLP	511 Union Street
80 Pine Street	Suite 2700
New York, New York 10005	Nashville, Tennessee 37219
(212) 701-3000	(615) 244-6380
This statement is filed in connection with (check the appropriate box):
☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14-C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation* $261,944,651.76	Amount of filing fee** $8,041.70
*	Calculated solely for purposes of determining the filing fee. The filing fee is based on the product of 11,232,618 (the number of shares of National Health Realty, Inc. common stock (fully diluted) that are to be acquired pursuant to the transaction reported hereby) and $23.23 (the average of the high and low prices of National Health Realty, Inc. common stock reported on September 11, 2007).

**	The payment of the filing fee was calculated in accordance with Exchange Act Rule 0-11(b) by multiplying the transaction value of $261,944,651.76 by 0.0000307.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8,077.08
Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-142189) and Schedule 13E-3 (File No. 005-55329)
Filing Party: National HealthCare Corporation, National Health Realty, Inc., NHC/OP, L.P. and Davis Acquisition Sub, LLC
Date Filed: April 18, 2007

INTRODUCTION
     This Amendment No. 5 (this “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) first filed on April 18, 2007, and as amended by Amendment No. 1 filed on June 7, 2007, Amendment No. 2 filed on July 11, 2007, Amendment No. 3 filed on August 7, 2007, and Amendment No. 4 filed on September 14, 2007, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by National Health Realty, Inc., a Maryland corporation (“NHR”), National HealthCare Corporation, a Delaware corporation (“NHC”), NHC/OP, L.P., a Delaware limited partnership and a direct and indirect wholly-owned subsidiary of NHC, and Davis Acquisition Sub LLC, a Delaware limited liability company and an indirect subsidiary of NHC. NHR and NHC are sometimes referred to herein collectively as the “Filing Persons” of this Transaction Statement.
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

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Item 15: Additional Information.
Item 1011(b) of Regulation M-A:
Item 1011(b) is hereby amended and supplemented as follows:
     On October 25, 2007, at a special meeting of NHR’s stockholders, NHR’s stockholders voted to approve the merger of NHR with and into Davis Acquisition Sub LLC (the “Merger”) as contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated December 20, 2006, by and among Davis Acquisition Sub LLC, NHC/OP, L.P., NHR and NHC. Also, on October 25, 2007, at a special meeting of NHC’s stockholders, NHC’s stockholders adopted an amendment to the Certificate of Incorporation of NHC and approved the issuance of shares of NHC Series A Convertible Preferred Stock (“NHC Preferred Stock”) in connection with the Merger.
     On October 31, 2007, NHR filed Articles of Merger with the Maryland State Department of Assessments and Taxation and a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which NHR was merged with and into Davis Acquisition Sub LLC, an indirect wholly owned subsidiary of NHC, with Davis Acquisition Sub LLC continuing as the surviving entity under the name “National Health Realty, LLC”. At the effective time of the Merger, (i) each share of common stock of NHR, issued and outstanding immediately prior to the Merger, and not owned by Davis Acquisition Sub LLC, NHC/OP, L.P. or NHC, was exchanged for $9.00 in cash, without interest, and one share of NHC Preferred Stock, and (ii) the separate corporate existence of NHR ceased.
     As a result of the Merger, NHR common stock ceased to trade on the American Stock Exchange (“AMEX”) as of the close of trading on October 31, 2007 and became eligible for delisting from AMEX and termination of registration pursuant to Rule 12g-4 promulgated under the Exchange Act. Accordingly, NHR will file a Certification and Notice of Termination of Registration on Form 15 with the SEC to deregister its common stock under the Exchange Act.

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: October 31, 2007

NATIONAL HEALTH REALTY, INC.
By:	/s/ Robert G. Adams
Robert G. Adams
President

NATIONAL HEALTHCARE CORPORATION
By:	/s/ R. Michael Ussery
R. Michael Ussery
Senior Vice President

NHC/OP, L.P. By: NHC - Delaware, Inc., its General Partner

By:	/s/ R. Michael Ussery
R. Michael Ussery
Vice President

DAVIS ACQUISITION SUB LLC
By:	/s/ R. Michael Ussery
R. Michael Ussery
Authorized Signatory

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	The Joint Proxy Statement/Prospectus of NHC and NHR as filed with the SEC on Form S-4 by NHC, as amended (Registration No. 333-142189), incorporated herein by reference

(a)(2)	The definitive proxy statement of NHR as filed with the SEC on Schedule 14A on August 7, 2007, incorporated herein by reference

(b)	None

(c)(1)
Fairness Opinion of Avondale Partners, LLC, dated as of December 20, 2006, incorporated herein by reference to Annex D of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(c)(2)
Fairness Opinion of 2nd Generation Capital, LLC, dated as of December 20, 2006, incorporated herein by reference to Annex E of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(c)(3)	Special Committee Discussion Materials of Avondale Partners, LLC to the Special Committee of the Board of Directors of NHC, dated December 20, 2006*

(c)(4)	Discussion Materials of 2nd Generation Capital, LLC prepared for the Special Committee of the Board of Directors and the Board of Directors of NHR, dated December 20, 2006*

(d)(1)
Agreement and Plan of Merger, dated as of December 20, 2006, by and among Davis Acquisition Sub, LLC, NHC/OP, LLC, NHC, and NHR (including Amendment and Waiver No. 1 and Amendment No. 2), incorporated herein by reference to Annex A of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(d)(2)
Voting Agreement, dated December 20, 2006, between NHR and certain stockholders of NHC, and NHR and certain stockholders of NHC, incorporated herein by reference to Annex B of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(f)	None

(g)	None

* Previously Filed